COMMUNITY BANKS, INC. & SUBSIDIARIES

Fiscal Insight - SEPTEMBER 30, 2004

KEY RATIOS

	2004			2003		
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Annual
Earnings per share - basic (1)	$ 0.46	$ 0.45	$ 0.42	$ 0.43	$ 0.42	$ 1.68
Earnings per share - diluted (1)	$ 0.45	$ 0.43	$ 0.41	$ 0.41	$ 0.41	$ 1.63
Return on average assets	1.15%	1.11%	1.10%	1.13%	1.12%	1.15%
Return on average equity	15.84%	15.37%	14.13%	14.75%	14.95%	15.03%
Return on average realized equity (2)	15.70%	15.54%	14.98%	15.26%	15.65%	15.81%
Net interest margin	3.43%	3.44%	3.40%	3.41%	3.44%	3.50%
Non-interest income/revenues (FTE excluding security gains)	27.07%	25.11%	22.17%	27.01%	25.91%	23.95%
Provision for loan losses/average loans (annualized)	0.25%	0.27%	0.31%	0.22%	0.35%	0.25%
Efficiency ratio	59.29%	61.55%	61.19%	62.41%	59.33%	60.47%
Non-performing assets to period-end loans	0.69%	0.69%	0.86%	1.21%	1.11%	
90 day past due loans to period-end loans	0.00%	0.00%	0.01%	0.01%	0.01%	
Total risk elements to period-end loans	0.69%	0.69%	0.87%	1.22%	1.12%	
Allowance for loan losses to loans	1.21%	1.23%	1.25%	1.22%	1.26%	
Allowance for loan losses to non-accrual loans	241%	229%	184%	162%	119%	
Net charge-offs/average loans (annualized)	0.21%	0.11%	0.06%	0.32%	0.15%	
Equity to assets	7.64%	6.94%	7.74%	7.71%	7.53%	

(1) Per share data reflect stock splits and stock dividends

(2) Excludes accumulated other comprehensive income (loss) items

COMMUNITY BANKS, INC.AND SUBSIDIARIES

Fiscal Insight - SEPTEMBER 30, 2004

PER SHARE STATISTICS *

Diluted Earnings per Share

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Total
2004		$ 0.45	$ 0.43	$ 0.41	$ 1.29
2003	$ 0.41	$ 0.41	$ 0.40	$ 0.41	$ 1.63
2002	$ 0.37	$ 0.38	$ 0.37	$ 0.36	$ 1.48

Average Diluted Shares Outstanding

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Average for Year
2004		12,508	12,587	12,653	12,582
2003	12,623	12,501	12,433	12,375	12,497
2002	12,407	12,491	12,539	12,529	12,491

Book Value per Share

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
2004		$ 12.26	$ 11.15	$ 12.27
2003	$ 11.73	$ 11.25	$ 11.73	$ 10.83
2002	$ 10.67	$ 10.56	$ 9.97	$ 9.05

Realized Book Value per Share (excludes accumulated other comprehensive income items)

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
2004		$ 11.85	$ 11.61	$ 11.40
2003	$ 11.19	$ 10.89	$ 10.60	$ 10.33
2002	$ 10.13	$ 9.92	$ 9.77	$ 9.53

 * Per share data reflect stock splits and stock dividends

COMMUNITY BANKS, INC. AND SUBSIDIARIES

Fiscal Insight - SEPTEMBER 30, 2004

QUARTER END INFORMATION

(dollars in thousands)	2004			2003	
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Loans, net	$ 1,173,844	$ 1,147,074	$ 1,098,695	$ 1,065,433	$ 1,055,527
Earning assets	1,844,154	1,843,262	1,834,961	1,750,263	1,707,752
Goodwill and identifiable intangible assets	5,036	4,976	4,759	4,773	4,699
Total assets	1,955,811	1,961,061	1,944,555	1,861,063	1,816,477
Deposits	1,320,476	1,297,370	1,282,410	1,230,685	1,210,632
Long-term debt	406,370	373,066	399,750	411,422	348,082
Subordinated debt	30,928	30,928	30,928	30,928	15,464
Total shareholder's equity	149,419	136,135	150,504	143,406	136,710
Accumulated other comprehensive income (loss) (net of tax)	5,050	(5,607)	10,604	6,596	4,451

COMMUNITY BANKS, INC. AND SUBSIDIARIES

Fiscal Insight - SEPTEMBER 30, 2004

CONDENSED CONSOLIDATED QUARTERLY AVERAGE STATEMENTS OF CONDITION

(dollars in thousands)	2004			2003	
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Assets					
Earning Assets:					
Loans	$ 1,175,562	$ 1,138,284	$ 1,100,432	$ 1,067,506	$ 1,026,429
Federal funds sold and other	6,504	14,297	11,175	21,773	5,241
Taxable investment securities	453,905	493,150	463,804	423,723	469,450
Tax-exempt investment securities	209,248	208,754	207,942	207,841	213,158
Total Earning Assets	1,845,219	1,854,485	1,783,353	1,720,843	1,714,278
Cash and due from banks	38,144	34,366	36,065	38,394	37,037
Allowance for loan losses	(14,418)	(14,172)	(13,484)	(13,444)	(13,121)
Goodwill and other identifiable intangibles	4,975	4,844	4,756	4,634	3,220
Premises, equipment and other assets	84,015	82,351	86,091	73,265	74,287
Total assets	$ 1,957,935	$ 1,961,874	$ 1,896,781	$ 1,823,692	$ 1,815,701
Liabilities and equity					
Interest-bearing liabilities:					
Deposits					
Savings and NOW accounts	$ 515,917	$ 516,409	$ 457,269	$ 445,881	$ 417,872
Time	513,241	510,783	501,571	492,401	496,945
Time deposits greater than $100,000	101,782	119,054	119,459	108,225	108,006
Short-term borrowings	59,464	83,333	52,020	45,278	124,568
Long-term debt and subordinated debt	430,013	398,685	441,076	408,018	343,972
Total interest-bearing liabilities	1,620,417	1,628,264	1,571,395	1,499,803	1,491,363
Noninterest-bearing deposits	182,434	177,104	164,295	167,874	174,042
Other liabilities	13,276	14,179	13,783	16,789	13,720
Total liabilities	1,816,127	1,819,547	1,749,473	1,684,466	1,679,125
Shareholders' equity	141,808	142,327	147,308	139,226	136,576
Total liabilities and shareholders' equity	$ 1,957,935	$ 1,961,874	$ 1,896,781	$ 1,823,692	$ 1,815,701

	Change in Average Balances *				
	2004			2003	
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Loans	14.5%	16.2%	20.2%	17.8%	14.0%
Total assets	7.8%	10.2%	11.4%	11.6%	13.2%
Deposits	9.7%	13.1%	10.1%	8.4%	7.4%
Shareholders' equity	3.8%	4.3%	12.6%	9.4%	9.6%

 * Compares the current quarter to the comparable quarter of the prior year.

COMMUNITY BANKS, INC. AND SUBSIDIARIES

Fiscal Insight - SEPTEMBER 30, 2004

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands)	2004			2003		
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Annual
Interest income	$ 25,227	$ 24,882	$ 23,980	$ 23,602	$ 23,769	$ 94,865
Tax equivalent adjustment	1,613	1,639	1,623	1,615	1,630	6,352
	26,840	26,521	25,603	25,217	25,399	101,217
Interest expense	10,934	10,678	10,541	10,428	10,520	42,351
Net interest income	15,906	15,843	15,062	14,789	14,879	58,866
Provision for loan losses	750	750	850	600	900	2,500
Net interest income after provision	15,156	15,093	14,212	14,189	13,979	56,366
Non-interest income	5,346	4,484	3,664	4,748	4,268	16,004
Investment security gains income	108	844	1,332	78	302	1,927
Mortgage banking activities income	558	828	627	725	936	2,532
Non-interest expenses	12,530	12,962	11,883	11,962	11,578	45,718
Income before income taxes	8,638	8,287	7,952	7,778	7,907	31,111
Income taxes	1,379	1,211	1,154	987	1,130	4,359
Tax equivalent adjustment	1,613	1,639	1,623	1,615	1,630	6,352
NET INCOME	$ 5,646	$ 5,437	$ 5,175	$ 5,176	$ 5,147	$ 20,400
Tax effect of security transactions	$ 38	$ 295	$ 466	$ 27	$ 106	$ 674

COMMUNITY BANKS, INC. AND SUBSIDIARIES

Fiscal Insight - SEPTEMBER 30, 2004

ANALYSIS OF NON-INTEREST INCOME

(dollars in thousands)	2004			2003		
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Annual
Investment management and trust services	$ 443	$ 409	$ 267	$ 384	$ 292	$ 1,326
Service charges on deposit accounts	1,996	1,707	1,405	1,442	1,350	5,128
Other service charges, commissions and fees	888	775	902	629	799	2,958
Insurance premium income and commissions	708	1,025	654	745	819	2,822
Earnings on investment in life insurance	433	412	365	311	372	1,455
Other income	878	156	71	1,237	636	2,315
Total non-interest income	$ 5,346	$ 4,484	$ 3,664	$ 4,748	$ 4,268	$ 16,004

ANALYSIS OF NON-INTEREST EXPENSES

(dollars in thousands)	2004			2003		
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Annual
Salaries and employee benefits	$ 6,975	$ 7,041	$ 6,835	$ 6,598	$ 6,623	$ 25,397
Net occupancy expense	1,962	1,995	2,033	1,836	1,820	7,200
Marketing expense	611	869	420	521	412	2,018
Telecommunications expense	318	344	317	350	425	1,302
Other operating expenses	2,664	2,713	2,278	2,657	2,298	9,801
Total non-interest expenses	$ 12,530	$ 12,962	$ 11,883	$ 11,962	$ 11,578	$ 45,718

COMMUNITY BANKS, INC. AND SUBSIDIARIES

Fiscal Insight - SEPTEMBER 30, 2004

RISK ELEMENTS ANALYSIS

(dollars in thousands)	2004			2003	
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Non-performing assets:					
Non-accrual loans	$ 5,990	$ 6,244	$ 7,541	$ 8,151	$ 11,310
Troubled debt restructurings	-	-	-	-	-
Foreclosed real estate	2,203	1,788	2,057	4,865	572
Total non-performing assets	8,193	8,032	9,598	13,016	11,882
Accruing loans 90 days or more past due	16	32	98	90	71
Total risk elements	$ 8,209	$ 8,064	$ 9,696	$ 13,106	$ 11,953
Non-performing assets to period-end loans	0.69%	0.69%	0.86%	1.21%	1.11%
90 day past due loans to period-end loans	0.00%	0.00%	0.01%	0.01%	0.01%
Total risk elements to period-end loans	0.69%	0.69%	0.87%	1.22%	1.12%

COMMUNITY BANKS, INC. AND SUBSIDIARIES

Fiscal Insight - SEPTEMBER 30, 2004

ALLOWANCE FOR LOAN LOSSES

(dollars in thousands)	2004			2003	
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Balance at beginning of period	$ 14,294	$ 13,862	$ 13,178	$ 13,440	$ 12,922
Loans charged off	(786)	(752)	(450)	(1,479)	(564)
Recoveries	178	434	284	617	182
Net loans charged off	(608)	(318)	(166)	(862)	(382)
Provision for loan losses	750	750	850	600	900
Balance at end of period	$ 14,436	$ 14,294	$ 13,862	$ 13,178	$ 13,440
Net loans charged-off to average loans*	0.21%	0.11%	0.06%	0.32%	0.15%
Provision for loan losses to average loans*	0.25%	0.27%	0.31%	0.22%	0.35%
Allowance for loan losses to loans	1.21%	1.23%	1.25%	1.22%	1.26%

*Annualized

COMMUNITY BANKS, INC. AND SUBSIDIARIES

Fiscal Insight - SEPTEMBER 30, 2004

OTHER RATIOS

	2004			2003	
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Investment portfolio - market to amortized cost	101.7%	99.2%	102.8%	102.1%	101.5%
Dividend payout ratio	36.7%	38.2%	38.4%	37.5%	37.5%
Net loans to deposits ratio, average	88.4%	84.9%	87.5%	86.8%	84.7%

MARKET PRICE AND DIVIDENDS DECLARED *

Quarter	Closing Bid Price Range		Dividends Declared
	High	Low	
2004			
I	$ 34.52	$ 28.41	$ 0.1619
II	$ 31.58	$ 27.02	$ 0.1700
III	$ 29.73	$ 25.35	$ 0.1700
IV			
			$ 0.5019
2003			
I	$ 22.51	$ 20.79	$ 0.1512
II	$ 23.81	$ 22.11	$ 0.1586
III	$ 26.59	$ 23.69	$ 0.1586
IV	$ 32.14	$ 26.67	$ 0.1586
			$ 0.6270
2002			
I	$ 20.98	$ 18.41	$ 0.1208
II	$ 22.45	$ 19.31	$ 0.1361
III	$ 20.93	$ 18.07	$ 0.1361
IV	$ 21.92	$ 19.64	$ 0.1512
			$ 0.5442

* Per share data reflect stock splits and stock dividends

COMMUNITY BANKS, INC. AND SUBSIDIARIES

Fiscal Insight - SEPTEMBER 30, 2004

Net Interest Margin - Year-to-Date

(dollars in thousands)	September 30, 2004			September 30, 2003		
	Average Balance	FTE Interest Income/Expense	Average Rate Earned/Paid	Average Balance	FTE Interest Income/Expense	Average Rate Earned/Paid
Federal funds sold and interest-bearing deposits in banks	$ 8,124	$ 61	1.00%	$ 1,116	$ 7	0.84%
Investment securities	678,865	26,820	5.28%	688,069	26,346	5.12%
Loans - commercial	405,534	17,132	5.64%	329,523	15,359	6.23%
- commercial real estate	298,111	13,450	6.03%	265,187	13,107	6.61%
- residential real estate	96,162	4,808	6.68%	103,721	5,872	7.57%
- consumer	340,820	16,693	6.54%	279,042	15,309	7.34%
Total earning assets	$ 1,827,616	$ 78,964	5.77%	$ 1,666,658	$ 76,000	6.10%
Deposits - savings and NOW accounts	$ 496,532	$ 3,155	0.85%	$ 387,112	$ 2,387	0.82%
- time	621,963	13,647	2.93%	610,772	15,168	3.32%
Short-term borrowings	62,763	524	1.12%	115,357	1,129	1.31%
Long-term debt	391,387	13,664	4.66%	322,774	12,697	5.26%
Subordinated debt	30,928	1,163	5.02%	15,464	542	4.69%
Total interest-bearing liabilities	$ 1,603,573	32,153	2.68%	$ 1,451,479	31,923	2.94%
Interest income to earning assets			5.77%			6.10%
Interest expense to paying liabilities			2.68%			2.94%
Interest spread			3.09%			3.16%
Impact of noninterest funds			0.33%			0.39%
Net interest margin		$ 46,811	3.42%		$ 44,077	3.55%

COMMUNITY BANKS, INC. AND SUBSIDIARIES

Fiscal Insight - SEPTEMBER 30, 2004

Net Interest Margin - Quarter-to-Date

(dollars in thousands)		September 30, 2004			September 30, 2003	
	Average Balance	FTE Interest Income/Expense	Average Rate Earned/Paid	Average Balance	FTE Interest Income/Expense	Average Rate Earned/Paid
Federal funds sold and interest-bearing deposits in banks	$ 6,013	$ 22	1.46%	$ 1,277	$ 4	1.24%
Investment securities	663,153	8,854	5.31%	682,608	8,484	4.93%
Loans - commercial	420,252	6,034	5.71%	348,904	5,273	6.00%
- commercial real estate	308,927	4,667	6.01%	273,196	4,376	6.35%
- residential real estate	95,693	1,559	6.48%	99,469	1,853	7.39%
- consumer	351,181	5,704	6.46%	308,824	5,409	6.95%
Total earning assets	$ 1,845,219	$ 26,840	5.79%	$ 1,714,278	$ 25,399	5.88%
Deposits - savings and NOW accounts	$ 515,917	$ 1,139	0.88%	$ 417,872	$ 825	0.78%
- time	615,023	4,530	2.93%	604,951	4,838	3.17%
Short-term borrowings	59,464	202	1.35%	124,568	365	1.16%
Long-term debt	399,085	4,655	4.64%	328,508	4,316	5.21%
Subordinated debt	30,928	408	5.25%	15,464	176	4.52%
Total interest-bearing liabilities	$ 1,620,417	10,934	2.68%	$ 1,491,363	10,520	2.80%
Interest income to earning assets			5.79%			5.88%
Interest expense to paying liabilities			2.68%			2.80%
Interest spread			3.11%			3.08%
Impact of noninterest funds			0.32%			0.36%
Net interest margin		$ 15,906	3.43%		$ 14,879	3.44%

COMMUNITY BANKS, INC. AND SUBSIDIARIES

Fiscal Insight - SEPTEMBER 30, 2004

Net Interest Margin - Quarter-to-Date

(dollars in thousands)	September 30, 2004			June 30, 2004		
	Average Balance	FTE Interest Income/Expense	Average Rate Earned/Paid	Average Balance	FTE Interest Income/Expense	Average Rate Earned/Paid
Federal funds sold and interest-bearing deposits in banks	$ 6,013	$ 22	1.46%	$ 11,960	$ 26	0.87%
Investment securities	663,153	8,854	5.31%	701,904	9,268	5.31%
Loans - commercial	420,252	6,034	5.71%	402,566	5,516	5.51%
- commercial real estate	308,927	4,667	6.01%	302,104	4,574	6.09%
- residential real estate	95,693	1,559	6.48%	95,009	1,574	6.66%
- consumer	351,181	5,704	6.46%	340,942	5,563	6.56%
Total earning assets	$ 1,845,219	$ 26,840	5.79%	$ 1,854,485	$ 26,521	5.75%
Deposits - savings and NOW accounts	515,917	$ 1,139	0.88%	516,409	$ 1,127	0.88%
- time	615,023	4,530	2.93%	629,837	4,548	2.90%
Short-term borrowings	59,464	202	1.35%	83,333	198	0.96%
Long-term debt	399,085	4,655	4.64%	367,757	4,428	4.84%
Subordinated debt	30,928	408	5.25%	30,928	377	4.90%
Total interest-bearing liabilities	$ 1,620,417	10,934	2.68%	$ 1,628,264	10,678	2.64%
Interest income to earning assets			5.79%			5.75%
Interest expense to paying liabilities			2.68%			2.64%
Interest spread			3.11%			3.11%
Impact of noninterest funds			0.32%			0.33%
Net interest margin		$ 15,906	3.43%		$ 15,843	3.44%

COMMUNITY BANKS, INC. AND SUBSIDIARIES

Fiscal Insight - SEPTEMBER 30, 2004

PERIOD-END LOAN PORTFOLIO ANALYSIS

(dollars in thousands)	2004			2003	
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Commercial:					
Commercial	$ 384,464	$ 378,588	$ 356,862	$ 330,591	$ 332,634
Obligations of political subdivisions	40,226	37,801	37,142	36,853	38,597
	424,690	416,389	394,004	367,444	371,231
Commercial real estate:					
Commercial mortgages	$ 312,327	$ 303,031	$ 287,964	$ 283,661	$ 279,115
Residential real estate:					
Residential mortgages	$ 82,546	$ 84,260	$ 87,280	$ 91,485	$ 93,085
Construction	13,378	10,929	8,505	7,338	5,753
	95,924	95,189	95,785	98,823	98,838
Consumer:					
Home equity loans	$ 225,319	$ 216,384	$ 209,868	$ 205,087	$ 200,100
Home equity lines of credit	49,380	45,324	40,535	38,299	35,383
Indirect consumer loans	55,207	55,252	54,628	55,265	56,035
Other consumer loans	25,433	29,799	29,773	30,032	28,265
	355,339	346,759	334,804	328,683	319,783
Total Loans	$ 1,188,280	$ 1,161,368	$ 1,112,557	$ 1,078,611	$ 1,068,967